Exhibit 99.1



                            Explanation of Responses


(1) The reported shares are owned directly by Standard General Master Fund L.P., a Cayman Islands exempted limited partnership ("Standard General Master Fund"). As of November 1, 2007, the reporting person, Mr. Nicholas Singer, a United States citizen ("Mr. Singer"), became a co-managing member of Standard General Management LLC, a Delaware limited liability company. Standard General Management LLC is the managing member of Standard General GP LLC, a Delaware limited liability company, which is the general partner of Standard General Master Fund. In addition, effective November 1, 2007, Mr. Singer acquired a controlling interest in Standard General S Corp., a Delaware corporation, which is the general partner of Standard General Holdings, L.P., a Delaware limited partnership. Standard General Holdings, L.P. is the general partner of Standard General L.P., a Delaware limited partnership, and pursuant to an investment management agreement, Standard General L.P. has all investment and voting power with respect to the securities held by Standard General Master Fund. Mr. Singer may be deemed to beneficially own the securities by virtue of the foregoing relationships. In accordance with instruction 4(b)(iv), the entire number of the securities that may be deemed to be beneficially owned by Mr. Singer is reported herein. Mr. Singer hereby disclaims beneficial ownership of the reported securities for purposes of Section 16 of the Securities Exchange Act of 1934 except to the extent of his pecuniary interest therein.